SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT:Verizon Communications Inc.

NAME OF PERSON RELYING ON EXEMPTION:Association of BellTel Retirees

ADDRESS OF PERSON RELYING ON EXEMPTION:P.O. Box 33, Cold Spring Harbor, New York 11724

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

Senior Staff Manager
Stef Baker
(631) 367-3067

BOARD OF
DIRECTORS

Officers
Jack K. Cohen
Chairman of the Board
(914) 245-3129

Lionel Brandon
Executive Vice President
(607) 656-7971

Donald R. Kaufmann
Chief Financial Officer
(717) 398-2423

Una Kelly
Treasurer
(516) 729-5787

Thomas M. Steed
Assistant Treasurer &
V.P. Labor Relations
(845) 457-9848

Pamela M. Harrison
Secretary
(845) 225-6497

Directors
Robert G. Gaglione
(516) 676-0937

John W. Hyland
(845) 278-9115

Donald R. Kaufmann
(717) 398-2423

John Kolimaga
(215) 694-7708

David J. Simmonds
(732) 636-4847

Board Member
Emeritus
Louis Miano

Board Member
Emeritus
Robert A. Rehm

Board Member
Emeritus
C. William Jones

Board Member
Emeritus
Eileen T. Lawrence

April 2019

DEAR FELLOW VERIZON SHAREOWNER:

We urge you to vote FOR Item 4 and FOR Item 8 on Verizon’s proxy card for the upcoming Annual

Meeting, scheduled to be held May 2nd in Orlando, Florida.

Item 8: Vote FOR the “Severance Approval Policy”

While we support generous performance-based pay, we believe that requiring shareholder approval of

“golden parachute” severance packages with a total cost exceeding 2.99 times an executive’s base salary plus target short-term bonus is a prudent policy that will better align compensation with shareholder interests.

Verizon’s 2019 Proxy discloses (page 66) that if CEO Hans Vestberg is terminated without cause, whether or not his termination follows a change in control, he will receive an estimated $27.6 million in termination payments, nearly seven (7) times his 2018 base salary plus short-term bonus.

These termination payments are in addition to compensation that is earned prior to termination, including pension plans, deferred compensation plans, and executive life insurance benefits, which pay out millions more.

A decade ago, following a 59% shareholder vote in favor, Verizon adopted a policy to seek shareholder approval for severance with a “cash value” in excess of 2.99 times salary plus target short-term bonus.  But the current policy has a huge loophole, in our view: Verizon’s policy excludes the value of the accelerated vesting of performance shares (PSUs) and of restricted stock (RSUs), including accrued dividends, from the total cost calculation that would trigger the need for shareholder ratification (2019 Proxy, page 49).

If a senior executive terminates after a change in control, “all of that [executive’s] then-unvested PSUs will fully vest at the target level performance” (2019 Proxy, page 49).  Had the executive not terminated, the PSUs would not vest or pay out until the end of the performance period – as long as 3 years later – and could be worthless if performance compared badly to the Dow Peer index and free cash flow metrics used by the

Board. And because PSUs and RSUs are by far the largest component of compensation, this loophole excludes the majority of severance payouts from the 2.99 times salary plus bonus threshold that triggers the need for shareholder approval.

For example, former CEO Lowell McAdam will receive an estimated $27 million in separation payments due to his retirement at year-end 2018, nearly five times his 2018 base salary plus short-term bonus. These payments represent the estimated value of performance-based equity grants that cover periods ending Dec. 31,

2020 – as long as two years after his departure (2019 Proxy page 66).

Item 4: Vote FOR Limiting “Nonqualified Savings Plan Earnings” for Senior Executives

We urge you to support this proposal, submitted by the Association of BellTel Retirees, which urges prohibiting the practice of paying above-market earnings on the non-tax-qualified retirement saving or deferred income account balances of senior executive officers.

Institutional Shareholder Services (ISS), the leading proxy advisory firm, recommended a vote

FOR this proposal in 2018, concluding that paying “above-market earnings on investment options is not common market practice” and “is not a best practice, as this additional cost has no basis in executive performance.”

The Verizon Executive Deferral Plan allows senior executives to contribute or defer ompensation significantly above the applicable IRS limits on 401(k) accounts, including without limit their base salary and short-term bonus (and, until 2018, their long-term equity compensation).

For example, in 2017 then-CEO Lowell McAdam received $73,949 in “above-market earnings”

on his nonqualified plan assets (2018 Proxy, Summary Compensation Table, page 46, column h).

For CEO McAdam, these above-market earnings came on top of $325,150 in Company matching contributions to his Executive Deferral Plan account and $18,850 to his

Management Savings Plan account (2018 Proxy, page 47).

The $418,000 in total Company matching contributions and “above-market earnings” received by

McAdam for just one year dwarfed the maximum Company contribution available to managers or other employees participating only in the tax-qualified Savings Plan. (2019 Proxy, page 48).

Above-market earnings on non-qualified accounts are not performance-based and thus do nothing to align management incentives with long-term shareholder interests.

We also urge you to use your “say on pay” to vote AGAINST Item 3: “Advisory Vote to Approve

Executive Compensation.” A No Vote will send a message that requiring shareholder approval of windfall severance benefits and limiting above-market earnings on senior executive retirement accounts are reforms needed to better align executive pay with shareholder interests.

Please Vote Your Proxy Card FOR Item 4 and FOR Item 8.

Sincerely yours,